Schedule 13D	Page 1 of 9

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6 )*

TD Ameritrade Holding Corporation
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
87236Y 10 8
(CUSIP Number)
Christopher A. Montague, Esq.
The Toronto-Dominion Bank
Toronto-Dominion Centre
P.O. Box 1
Toronto, Ontario, M5K IA2
(416) 982-8222
Copy to:
Lee Meyerson, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
(212) 455-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 22, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Schedule 13D	Page 2 of 9

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS: The Toronto-Dominion Bank

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
13-5640479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Canada

	7	SOLE VOTING POWER:

NUMBER OF		240,727,137*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		23,941

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		240,751,078*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

240,751,078

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.5%* (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

BK

*	As described in the statement on Schedule 13D filed jointly by The Toronto-Dominion Bank and TD Discount Brokerage Holdings LLC on January 25, 2006 (the “Original Statement”), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in Amendment No. 1 to the statement on Schedule 13D filed by the Ricketts Parties (the “Ricketts Statement”), as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock (as defined herein), representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to TD Ameritrade.

(1)	Based on 609,758,593 shares of Issuer Common Stock outstanding as of April 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended March 31, 2006.

Schedule 13D	Page 3 of 9

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Holdings LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4135150

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		196,300,000*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		196,300,000*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

196,300,000*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

32.2%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

(1)	Based on 609,758,593 shares of Issuer Common Stock outstanding as of April 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended March 31, 2006.

Schedule 13D	Page 4 of 9

CUSIP No.	87236Y 10 8

1	NAMES OF REPORTING PERSONS: TD Discount Brokerage Acquisition LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-4163355

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

AF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		44,419,287*

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		44,419,287*

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

44,419,287*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.3%*(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

*	As described in the Original Statement, based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Ricketts Statement, as of February 22, 2006, the Ricketts Parties beneficially owned, in the aggregate, 111,274,650 shares of Issuer Common Stock, representing approximately 18.3% of the outstanding shares of Issuer Common Stock. The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Original Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Exchange Act, with respect to TD Ameritrade.

(1)	Based on 609,758,593 shares of Issuer Common Stock outstanding as of April 28, 2006, as reported by the Issuer in its Quarterly Report on Form 10Q for the quarter ended March 31, 2006.

Schedule 13D	Page 5 of 9
Item 1.  Security and Issuer
              This Amendment No. 6 hereby amends and supplements the statement of beneficial ownership on Schedule 13D, relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”), of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, and Amendment No. 5 thereto filed on May 19, 2006 (as amended, and as it may be further amended from time to time, this “Statement”), by The Toronto-Dominion Bank (“TD”), TD Discount Brokerage Holding LLC (“TDDBH”) and TD Discount Brokerage Acquisition LLC (“TDDBA”) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 6 shall have the respective meanings herein as are ascribed to such terms in the Statement.
Item 2.  Identity and Background
              Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 6) as follows:
              This statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), TD Discount Brokerage Holdings LLC, a Delaware limited liability company and a wholly owned subsidiary of TD (“TDDBH”) and TD Discount Brokerage Acquisition LLC, a Delaware limited liability company and a wholly-owned subsidiary of TD (“TDDBA” and together with TD and TDDBH, the “TD Entities”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive offices of TDDBH and TDDBA are located at 31 W. 52nd Street, New York, New York 10019.
              The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.
              During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source and Amount of Funds or Other Consideration
              Item 3 of the Statement is hereby amended and supplemented by the following:
               The total consideration paid by TDDBA in connection with the purchase of the 12,019,287 shares of Issuer Common Stock acquired by it from May 18, 2006 through May 25, 2006 was approximately $206.7 million, all of which was provided to TDDBA through capital contributions from TD through TD’s cash on hand.

Schedule 13D	Page 6 of 9
Item 4.  Purpose of Transaction
              Item 4 of the Statement is hereby amended and supplemented by the following:
              The TD Entities currently hold approximately 39.5% of the outstanding Issuer Common Stock. Pursuant to the terms of the Stockholders Agreement, the Issuer is required to effect certain repurchases of shares of the Issuer Common Stock, which the TD Entities anticipate will result in their percentage ownership increasing to approximately 39.9% of the outstanding Issuer Common Stock, the maximum percentage ownership permitted under the Stockholders Agreement prior to January 24, 2009. Accordingly, pending completion of such share repurchases and the determination of the resulting percentage ownership of the TD Entities, and subject to, among other things, other changes in the number of shares of Issuer Common Stock outstanding and the resulting percentage ownership of the TD Entities, the TD Entities do not currently anticipate making additional purchases of the Issuer Common Stock for their own account. TD may consider from time to time alternative courses of action as permitted by the Stockholders Agreement and as previously disclosed in the Statement.
Item 5.  Interest in Securities of the Issuer
              Item 5 of the Statement is hereby amended and supplemented by the following:
              (a) and (b). As of May 25, 2006, TDDBA and TDDBH were the record and beneficial owners of 44,419,287 shares and 196,300,000 shares of Issuer Common Stock, respectively, representing approximately 7.3% and 32.2%, respectively, of the outstanding shares of Issuer Common Stock. TD, as the sole member of each of TDDBH and TDDBA, controls TDDBH and TDDBA and accordingly beneficially owns the shares of Issuer Common Stock held by each entity. Including such shares held by TDDBH and TDDBA and the shares beneficially owned by TD Waterhouse Canada, Inc. (“TDWC”) and TD Asset Management Inc. (“TDAM”), as described below, as of May 25, 2006, TD was the beneficial owner of 240,751,078 shares of Issuer Common Stock, representing approximately 39.5% of the outstanding shares of Issuer Common Stock. Of the 240,751,078 shares of Issuer Common Stock beneficially owned by TD as of May 25, 2006, 7,850 shares are owned by certain clients of TDAM, an institutional investment manager and wholly-owned subsidiary of TD, and mutual funds advised by TDAM, all in the ordinary course of its investment management business, with respect to which TDAM holds sole voting and dispositive power (such shares, the “TDAM Shares”). In addition, as previously disclosed, 23,941 of the shares beneficially owned by TD are owned by certain clients of, and managed by, TDWC in the ordinary course of TDWC’s investment management business (such shares, together with the TDAM Shares, the “Ordinary Course Shares”). TDWC holds sole dispositive power and shared voting power (together with the respective client) with respect to such shares. The Ordinary Course Shares are not subject to the provisions of, or included in the calculation of TD’s ownership limit under, the Stockholders Agreement.
              As of May 25, 2006, to the knowledge of the TD Entities, none of the individuals listed on Schedule I beneficially owns any shares of Issuer Common Stock.
              (c) Except for the purchases by TDDBA as described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock since the TD Entities’ most recent filing on Schedule 13D on May 19, 2006.
              Since the date of such filing, TDDBA acquired, pursuant to open market purchases made in accordance with Rule 10b-18 under the Exchange Act, the following shares of Issuer Common Stock:

Schedule 13D	Page 7 of 9

Date of Purchase	Number of Shares Purchased	Average Price Per Share ($)
5/18/2006	2,092,300	16.78
5/19/2006	2,092,300	17.23
5/22/2006	2,358,097	17.06
5/23/2006	2,358,097	17.61
5/24/2006	2,358,097	17.28
5/25/2006	760,396	16.90

Schedule 13D	Page 8 of 9
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
THE TORONTO-DOMINION BANK
By: /s/ Christopher A. Montague
Name: Christopher A. Montague
Title: Executive Vice President and General Counsel
TD DISCOUNT BROKERAGE HOLDINGS LLC
By: /s/ Brendan O’Halloran
Name: Brendan O’Halloran
TD DISCOUNT BROKERAGE ACQUISITION LLC
By: /s/ Brendan O’Halloran
Name: Brendan O’Halloran
Dated: May 25, 2006

Schedule 13D	Page 9 of 9
SCHEDULE I
INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS OF THE
TD ENTITIES
     Schedule I to the Statement is hereby amended and supplemented by the following:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK
DIRECTORS

Irene R. Miller
(United States and Canadian	CEO
Citizen)	Akim, Inc.
186 Riverside Drive, #10E
New York, NY 10024